Exhibit 10.1

June 30, 2005

Hans-Georg Betz

Dear Hans:

We are extremely pleased to offer you the position of President and Chief Executive Officer for Advanced Energy Industries, Inc. In this capacity, you will have the complete support of the Board of Directors in your efforts to make certain that the company achieves the goals set forth by the Board. You will also continue as a member of the Board.

Your first day of employment will be August 1, 2005. Your starting salary will be $43,000.00 per month. This is equivalent to $516,000 on an annualized basis.

In addition to the above base salary you are eligible for additional short and long term incentive compensation as available in accordance with company policy. Your current short-term incentive compensation will be in accordance with the Executive Compensation Plan for the Executive Leadership Team approved by the Board of Director’s Compensation Committee in December 2004. This plan provides for a target cash bonus of 70% of base pay if certain objectives are reached. With an August 1st start date the award would be on a 5/12 prorated basis. There is a minimum performance threshold before the first dollar is paid, as well as a maximum payout of two times your base salary. A copy of the 2005 Executive Compensation Plan has been provided to you separately.

Hans, you and I will work together during the first 30 days of your employment so that I can recommend to the Compensation Committee the performance criteria that will be used to determine your incentive compensation for the 2005 Executive Compensation Plan.

Long-term incentive compensation is provided to executives in the form of annual stock option grants and restricted stock units (RSUs).

The Board of Directors will grant to you an option to purchase 140,000 shares of Company common stock within one week following your start date. The option price will be the fair market value of the stock, which would be the closing price on the date of the grant. The vesting schedule for these options is 25% per year over four years on the anniversary date of the grant.

The RSUs will be granted in two tranches. The first tranche is for 50,000 RSUs and will be issued on your start date. The second tranche will be for an additional 15,000 units and will be issued on the second anniversary date of your start date. Both tranches will vest with the following schedule: 10% on the first anniversary date of the grant, 20% on the second anniversary date, 30% on the third anniversary date and 40% on the fourth anniversary date.

The company will also provide a sign-on bonus of $50,000 to be paid within 15 days after your start date.

We will offer you an executive change in control severance agreement the terms of which are outlined in the enclosed agreement.

All other terms of this offer will be in accordance with standard AE policy and cover such items including, but not limited to, medical, moving, vacation, disability and confidentiality. Copies of the documents containing such policies have been provided to you separately.

All benefits become effective the first of the month following your start date. Benefit programs are re-evaluated and are subject to change at any time, at the discretion of the company.

The information in this letter is not intended to constitute a contract of employment, either express or implied. Your employment with Advanced Energy Industries, Inc. shall be at will.

Hans, representing the full Board, and personally as the founder and retiring Chief Executive Officer, we are very excited that we have found such an outstanding leader to take the company to the next level of performance. Now, as the Chairman, I am looking forward to working with you and supporting your future successes.

Regards,

Doug Schatz
Chairman of the Board
Advanced Energy Industries Inc.